Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

June 1, 2020

Issuer:	American Tower Corporation (“AMT”)

Coupon:	1.300% Senior Notes due 2025 (the “2025 Notes”) 2.100% Senior Notes due 2030 (the “2030 Notes”) 3.100% Senior Notes due 2050 (the “2050 Notes”)

Principal Amount:	2025 Notes: $500,000,000 2030 Notes: $750,000,000 2050 Notes: $750,000,000

Maturity Date:	2025 Notes: September 15, 2025 2030 Notes: June 15, 2030 2050 Notes: June 15, 2050

Benchmark Treasury:	2025 Notes: 0.250% UST due May 31, 2025 2030 Notes: 0.625% UST due May 15, 2030 2050 Notes: 2.000% UST due February 15, 2050

Benchmark Treasury Price and Yield:	2025 Notes: 99-23 1/4; 0.305% 2030 Notes: 99-20; 0.664% 2050 Notes: 113-06+; 1.451%

Spread to Benchmark Treasury:	2025 Notes: T + 105 basis points 2030 Notes: T + 150 basis points 2050 Notes: T + 170 basis points

Yield to Maturity:	2025 Notes: 1.355% 2030 Notes: 2.164% 2050 Notes: 3.151%

Price to Public:	2025 Notes: 99.719% 2030 Notes: 99.425% 2050 Notes: 99.014%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2025 Notes: Semi-annually on March 15 and September 15 of each year, commencing on March 15, 2021

2030 Notes: Semi-annually on June 15 and December 15 of each year, commencing on December 15, 2020

2050 Notes: Semi-annually on June 15 and December 15 of each year, commencing on December 15, 2020

Make-whole Call:	2025 Notes: Prior to August 15, 2025 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

2030 Notes: Prior to March 15, 2030 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

2050 Notes: Prior to December 15, 2049 (six months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par Call:

2025 Notes: At any time on or after August 15, 2025 (one month prior to their maturity date)

2030 Notes: At any time on or after March 15, 2030 (three months prior to their maturity date)

2050 Notes: At any time on or after December 15, 2049 (six months prior to their maturity date)

Trade Date:	June 1, 2020

Settlement Date:	June 3, 2020 (T+2)

CUSIP/ISIN:	2025 Notes: 03027XBB5 / US03027XBB55 2030 Notes: 03027XBC3 / US03027XBC39 2050 Notes: 03027XBD1 / US03027XBD12

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under our $2.35 billion senior unsecured revolving credit facility, as amended and restated in December 2019 (the “2019 Credit Facility”), and for general corporate purposes.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,968.2 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of $1,235.0 million of the net proceeds to repay existing outstanding indebtedness under the 2019 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. BBVA Securities Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Senior Co-Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

EA Markets Securities LLC

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Co-Managers:	Commerz Markets LLC ING Financial Markets LLC

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated June 1, 2020 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BBVA Securities Inc. toll-free at (800) 422-8692, Mizuho Securities USA LLC toll-free at (866) 271-7403, RBC Capital Markets, LLC toll free at (866) 375-6829 or TD Securities (USA) LLC toll-free at (855) 495-9846.